Item 77D - DWS Global Equity Fund (formerly,
DWS Diversified International Equity Fund, and a series of DWS International Fund, Inc.)

Effective July 12, 2013, the Fund changed its principal investment strategy to the following:

Main investments. Under normal circumstances, the fund invests at least 80% of its assets, determined at the time of purchase, in equity securities and other securities with equity characteristics. In addition to common stock, other securities with equity characteristics include preferred stock, convertible securities, warrants and exchange-traded funds (ETFs). Although the fund can invest in companies of any size and from any country, it invests mainly in common stocks of established companies in countries with developed economies.

The fund may also invest a portion of its assets
(typically not more than 35% of its net assets) in securities of companies located in emerging markets, such as those of many countries in Latin America, the Middle East, Eastern Europe, Asia and Africa.

The fund may also invest up to 20% of its assets in cash equivalents and US investment-grade fixed-income securities.

Management process. Portfolio management aims to add value through stock selection. In choosing securities, portfolio management employs a risk-balanced bottom-up selection process to identify companies it believes are well-positioned for growth. Portfolio management utilizes a proprietary investment process designed to identify attractive investments utilizing proprietary research, including regional and sector research, conducted by in-house analysts. The investment process also takes into consideration various valuation metrics to assess the attractiveness of stocks and assists portfolio management in devising allocations among investable securities.


 For internal use only
Z:\Shared\Financial Reporting\DeAM\Production\2013\10.2013\N-
SAR\N-SAR Backup\DWS International Trust,
Inc\Attachments\Exhibit 77D GE.docx
 For internal use only

 For internal use only